June 5, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wildermuth Endowment Strategy Fund
File No. 811-22888

Ladies and Gentlemen:

On behalf of Wildermuth Endowment Strategy Fund (the “Fund”), enclosed herewith for filing, pursuant to Rule 17(g)-1(g) under the Investment Company Act of 1940, as amended (the “1940 Act”), are the following:

1.	A copy of the Fund’s fidelity bond (the “Bond”); and
2.	A copy of the resolutions unanimously approved at the organizational meeting of the Fund held on December 5, 2013 by the Fund’s board of trustees, including a majority of the trustees who are not “interested persons” of the Fund as defined under Section 2(a)(19) of the 1940 Act, ratifying the amount, type, form and coverage of the Bond.

The premium was paid for the period beginning December 16, 2014 and ending December 16, 2015.

If you have any questions regarding this submission, please do not hesitate to call me at (678) 222-1100.

Very truly yours,

/s/ Daniel Wildermuth

Daniel Wildermuth

President and Chief Executive Officer, and

Trustee and Chairman of the Board

Resolutions Approving the Fund’s Fidelity Bond Unanimously Approved During the Fund’s Organizational Board of Trustees Meeting Held on December 5, 2013

Authorization to Obtain Fidelity Bond

RESOLVED, that the Fidelity Bond, in the amount of $350,000 and with the premium as described at the Meeting, be, and it hereby is, ratified and approved on behalf of the Trust; and it was further

RESOLVED, that the appropriate officers of the Trusts be, and each of them hereby is, authorized to file a copy of the Fidelity Bond with the SEC in accordance with the requirements of Rule 17g-1 under the 1940 Act; and it was further

FURTHER RESOLVED, that any officer of the Trust may execute the Fidelity Bond on behalf of the Trust and make, or cause to be made, the filings and give the notices required by Paragraph (h) of Rule 17g-1.